STAGE STORES INC.

BEALLS    GOODY’S    PALAIS ROYAL      PEEBLES       STAGE

10201 Main Street
Houston, Texas 77025

August 13, 2010

Via EDGAR, Facsimile (202) 772-9206 and U.S. Mail

John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Stage Stores, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed March 30, 2010
Date of Comment Letter: August 2, 2010
SEC File No.: 1-14035

Dear Mr. Reynolds:

On behalf of Stage Stores, Inc. (the “Company”), this letter is in response to the staff’s comment letter dated August 2, 2010 (the “Comment Letter”) to the Company regarding the Company’s Form 10-K for the fiscal year ended January 30, 2010, as filed on March 30, 2010 (“Form 10-K”), and the Company’s 2010 Proxy Statement on Schedule 14A, as filed on April 19, 2010 (“Schedule 14A”).  Any page reference is keyed to the Form 10-K or Schedule 14A, as the case may be, the Company submitted in electronic form on EDGAR as indicated in the Comment Letter.  Our responses to the staff’s comments contained in the Comment Letter are as follows:

Form 10-K for the Year Ended January 30, 2010

Management’s Discussion and Analysis, page 22

1.
We note from the prepared remarks of the earnings call held on May 20, 2010, that you cited trends within the 90-day and older delinquency rates, average balances and credit limits.  Please tell us the reasons for describing these trends.  To the extent this information aids an investor in viewing the company through the eyes of management, discuss such trends in future filings.  In your response, describe to us how the proceeds received by under the yield sharing arrangements are determined

Mr. John Reynolds
Securities and Exchange Commission
August 13, 2010

and whether recent legislation regarding credit card fees will have any impact on your results of operations or cash flows.

We cite trends in delinquency rates, average balances and credit limits related to our private label credit card portfolio in order to provide some insight into the financial condition of our core customers.  We believe this information to be most relevant during times of difficult macroeconomic conditions. To the extent we discuss this information in future earnings release calls, we will include such information in future filings.

The Company receives a premium or pays a discount on certain private label credit card sales based on the net portfolio yield. The net portfolio yield is equal to the collected finance charges and late fees (as a percent of average receivables) less net principal write off percent and a weighted average prime rate.  The Company realized $9.2 million, $5.5 million and $5.0 million of premiums on credit sales and fees during fiscal years 2009, 2008 and 2007, respectively.

We do not believe that the recent legislation regarding credit card fees will have a material impact on the Company’s results of operations or cash flows.

2.
We note from the prepared remarks on the earnings call held on March 9, 2010 that comparable store sales declined 6.5%, which reflects a 3.6% reduction in transactions coupled with a 2.9% reduction in average transaction value.  Please expand your MD&A in future filings to discuss material trends in comparable store sales, the number of transactions and the average transaction value.  Refer to Item 303(a)(3)(iii) of Regulation S-K for additional guidance.

We will expand our MD&A in future filings, beginning with our Form 10-Q for the second quarter ended July 31, 2010, to discuss material trends in comparable store sales, the number of transactions and the average transaction value. We will refer to Item 303(a)(3)(iii) of Regulation S-K for additional guidance.

Liquidity and Capital Resources, page 28

Contractual Obligations, page 31

3.
We note on your balance sheet that you had other long-term liabilities amounting to $90,978 thousand as of January 30, 2010.  Please describe to us the nature and amounts of liabilities that comprise this total and where you have presented them on your table of contractual obligations.

Mr. John Reynolds
Securities and Exchange Commission
August 13, 2010

Other long-term liabilities as of January 30, 2010 consisted of the following (in millions):

Deferred rent	$65.5
Deferred compensation	13.7
Pension liability	8.2
Other	3.6
Total	$91.0

Deferred rent is included as a component of  “Operating lease obligations (undiscounted)” totaling $447.6 million in the Contractual Obligations table.  The deferred compensation and pension liability were not included in the Contractual Obligations table as the timing of future payments is indeterminable.

The nature and amounts of these long-term liabilities were disclosed in Notes 1 and 9 to the financial statements.  However, in future filings, beginning with our Form 10-K for the fiscal year ending January 29, 2011, we will include in the footnotes to the financial statements a table summarizing other long-term liabilities.  To the extent the nature and amounts of material long-term liabilities are not included in the Contractual Obligations table, they will be included in a footnote to the Contractual Obligations table with an explanation that the timing of future payments is indeterminable or otherwise as is appropriate.

Schedule 14A

2009 Grants of Plan-Based Awards Table, page 38

4.
Please tell us why the 2009 Bonus Plan grants, discussed on page 28, do not appear as non-equity awards on this table.  Further, please tell us why the Grant Date Fair Value of Stock and Option Awards column does not include amounts for the performance shares.  In this regard, we note the dollar amounts under Stock Awards on the Summary Compensation Table for 2009.

2009 Bonus Plan

Potential bonuses under the 2009 Bonus Plan do not appear as non-equity awards on the 2009 Grants of Plan-Based Awards Table because we did not believe them to be “awards” or “future payouts”, as contemplated by Item 402(d)(2)(iii) of Regulation S-K. Instead, we believed that only the amounts of the bonuses actually paid for fiscal 2009 were to be disclosed as “Non-Equity Incentive Plan Compensation” in the 2009 Summary Compensation Table on page 36 pursuant to Item 402(c)(2)(vii) of Regulation S-K and Instructions 1 and 2 to that Item, which we disclosed and footnoted.

Mr. John Reynolds
Securities and Exchange Commission
August 13, 2010

In addition to disclosing the amount of the bonuses actually paid in the Summary Compensation Table, we disclosed the ranges of possible bonus payouts under the 2009 Bonus Plan under “Potential 2009 Bonus Plan Bonuses” on page 28 in a more expanded tabular format than that required in the Grants of Plan-Based Awards Table. In addition, the actual bonus payouts are disclosed in a 2009 Bonus Plan Awards Table on page 33.

We will disclose potential Threshold, Target and Maximum bonus payouts as non-equity awards in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column of the Grants of Plan-Based Awards Table and add a descriptive footnote, if necessary, in future filings.

Performance Shares

In future filings and as set forth in Item 402(d)(2)(viii) of Regulation S-K and Instruction 8 to Item 402(d), we will include dollar amounts for the performance shares in the Grant Date Fair Value of Stock and Option Awards column of the Grants of Plan-Based Awards Table.  We will also add a descriptive footnote explaining that the grant date fair value of the performance-based awards reflected in the column (the Performance Shares) is the Target payout based on the probable outcome of the performance criteria, determined as of the grant date, as we did in footnote (2) to the 2009 Summary Compensation Table on page 36.

As requested in the Comment Letter and on behalf of the Company, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew T. Hall
Andrew T. Hall
Chief Executive Officer